NO ACT

PE
2-7-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005640

MAR 18 2014

Washington, DC 20549

March 18, 2014

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-18-14

Re: The Dow Chemical Company
Incoming letter dated February 7, 2014

Dear Mr. Mueller:

This is in response to your letter dated February 7, 2014 concerning the shareholder proposal submitted to Dow by Amnesty International USA, the Unitarian Universalist Association and Calvert Investment Management, Inc. on behalf of the Calvert VP SRI Large Cap Value Portfolio, the Calvert S&P 500 Index Portfolio, the Calvert Large Cap Value Fund and the Calvert Equity Income Fund. We also have received a letter on behalf of the Calvert VP SRI Large Cap Value Portfolio, the Calvert S&P 500 Index Portfolio, the Calvert Large Cap Value Fund and the Calvert Equity Income Fund dated March 7, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Cheryl Barth
Amnesty International USA
cbarth@aiusa.org

Timothy Brennan
Unitarian Universalist Association of Congregations
tbrennan@uua.org

Sanford Lewis

*** FISMA & OMB Memorandum M-07-16 ***

March 18, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated February 7, 2014

The proposal requests that the company prepare a report to shareholders assessing the short- and long-term financial, reputational and operational impacts that the legacy of the Bhopal disaster may reasonably have on Dow's Indian and global business opportunities and reporting on any actions Dow intends to take to reduce such impacts.

There appears to be some basis for your view that Dow may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Dow's public disclosures compare favorably with the guidelines of the proposal and that Dow has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Dow omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Dow did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

March 7, 2014

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Dow Chemical Company (Report Regarding Bhopal)

Ladies and Gentlemen:

Calvert VP SRI Large Cap Value Portfolio, Calvert VP S&P 500 Index Portfolio, Calvert Large Cap Value Fund and Calvert Equity Income Fund (the "Proponents") are beneficial owners of common stock of The Dow Chemical Company ("Dow" or "The Company") who have submitted a shareholder proposal ("Proposal") to the Company. The Proposal was also co-filed by the Unitarian Universalist Association and Amnesty International USA. I am responding on behalf of the Proponent to the letter dated February 7, 2014, sent to the Securities and Exchange Commission by Ronald O. Mueller of Gibson, Dunn & Crutcher, LLP, on behalf of the Company. In that letter, the Company contends that the Proponent's shareholder Proposal may be excluded from the Company's 2014 proxy statement by virtue of Rule14a-8(i)(10), being that the Proposal is substantially implemented.

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2014 proxy materials and is not excludable by virtue of Rule 14a-8(i)(10).

SUMMARY

A chemical disaster involving a release of deadly methyl isocynate gas took place in 1984 at a Union Carbide subsidiary plant in Bhopal, India. Thousands were killed overnight, and ultimately at least 23,000 people have died. Substantial evidence showed the company had failed to maintain the plant and its safety systems properly, creating unsafe conditions. Dow Chemical inherited the Bhopal legacy when it purchased Union Carbide in 2001.

The Proposal seeks a report to shareholders by September 2014, at reasonable cost and excluding confidential information, assessing the short and long term financial, reputational and operational impacts that the legacy of the Bhopal disaster may, if left unresolved, reasonably have on Dow's Indian and global business opportunities, and reporting on any actions Dow intends to take to reduce such impacts.

The Company acknowledges that it has filed the no action request after the 80 day deadline under Rule 14a-8(j) has passed, and accordingly has sought a waiver of the no action request filing deadline, but has not provided sufficient justification. The Company's "justification" is that it has disclosed information consistent with the timing provided in the Proposal. This would imply that providing a response and waiver request any time before the Proposal's deadline of September 2014 would be adequate for substantial implementation. In addition, there is nothing in the reply letter or documentation provided that demonstrates any substantial burden that would have prevented the Company from filing its no action request in accordance with the Rule's deadline.

Because of the possibility that the Staff may choose to grant the deadline waiver, we also provide a response to the Company's assertion that it has substantially implemented the Proposal. We include significant evidence to demonstrate that the Company's disclosures in apparent implementation of the Proposal contain omissions such that if the same disclosures were issued in the proxy statement in response to the Proposal, they would seem materially misleading within the meaning of Rule 14a-9.

The Company's disclosures assert that there is no financial, reputational or operational impact on the Company from Bhopal. Yet, at least three different business opportunities in India have been undermined in recent years with no indication that the issues are abating. The Company's reputation and brand rating has suffered dramatically from association with the Bhopal legacy.

A preponderance of the evidence demonstrates that the Company has been suffering from financial, reputational and operational constraints in India over the last decade, with no evidence that the underlying dynamics will relent. Accordingly, the Company's assertion that it anticipates no financial, reputational or operational impacts from Bhopal are implausible. The Company at a minimum needs to answer the obvious question – how is it that what *has* been happening to the Company over the last decade will suddenly stop? At a minimum, the Company would have an affirmative disclosure obligation in the context of the Proposal to discuss those recent impacts and why it believes they will not persist. The disclosures are also incomplete in other material ways such as failing to discuss a recent court order summoning the Company to appear before India's criminal courts on July 4th, 2014. As such, the disclosures cannot be deemed to substantially implement the Proposal.

THE PROPOSAL

WHEREAS: McKinsey on Chemicals Winning in India: The specialty-chemicals opportunity, states India's specialty chemical sector is expected to grow 17% annually this decade becoming the 4th largest global market with an expected size of $100 billion.

Dow Chemical (Dow) continues to experience material business risks in India associated with the ongoing controversy over the Union Carbide Bhopal India tragedy. Dow acquired Union Carbide in 2001 making Dow the focus of legal actions by survivors and the Indian government.

This has significantly affected Dow's business opportunities in India, undermining Dow's Indian market strategy. In fact, recently, an Indian court reissued a summons to Dow requiring Dow to explain why Union Carbide (Dow) has refused to appear in criminal proceedings. Union Carbide (Dow) faces manslaughter charges arising from the 1984 Bhopal gas leak from their plant which killed at least 23,000 people. Records show that Union Carbide stored bulk quantities of hazardous methyl isocyanate in Bhopal without equipping the plant with required safety features.

In 1988, an Indian court upheld the liability of Union Carbide (Dow) to pay damages for the disaster. Dow is a defendant in this action.

Studies have found toxic contaminants in soil and groundwater at the former plant site. Dow is also a defendant in Indian litigation concerning remediation of this ongoing contamination. The Indian Ministry of Law concluded that, "irrespective of the manner in which [Union Carbide] has merged or has been acquired by Dow Chemicals, if there is any legal liability, it would have to be borne by Dow".

In 2012, the Bhopal disaster caused Dow reputational damage via its Olympics sponsorship. Governance Metrics International, an independent corporate governance research and ratings agency, called the resulting press "disastrous". London's City Hall resolved that Dow's sponsorship had "caused damage to the reputation of the London Olympic and Paralympic Games." They said Olympic organizing committees "should consider the environmental, social, ethical and human rights records of companies when awarding high profile partnership and sponsorship deals."

India's specialty chemical sector is expected to become the 4th largest global market this decade. Dow's inability to resolve the Bhopal disaster continues to materially damage Dow's Indian current business opportunities and potential growth prospects in India.

RESOLVED: Shareholders request that our Company prepare a report to shareholders by September 2014, at reasonable cost and excluding confidential information, assessing the short and long term financial, reputational and operational impacts that the legacy of the Bhopal disaster may, if left unresolved, reasonably have on Dow's Indian and global business opportunities, and reporting on any actions Dow intends to take to reduce such impacts.

ANALYSIS

I. THE WAIVER OF THE 80 DAY DEADLINE OF RULE 14a-8(j)(1) IS NOT JUSTIFIED, AS THE COMPANY HAS NOT SHOWN GOOD CAUSE.

The Company requests a waiver of the deadline of Rule 14a-8(j), requiring the company to file a no action request "no later than 80 calendar days before it files its definitive proxy statement and proxy with the Commission." *Company letter,* page 7.

The Company has provided no justification for such a waiver. The Company's waiver request asserts that "Although it took some time for the Company to be able to take the steps necessary to respond to and substantially implement the Proposal, the Company did so by the deadline requested in the Proposal. Accordingly we believe that good cause for a waiver exists."

What the company is saying here is that since the Proposal requests a report by September 2014, a reply of the Company prior to September 2014 would entitle them to a waiver. This cannot be true.

The purpose of the 80 day deadline is to provide sufficient opportunity for the Proponent, the Company and the Staff to debate and deliberate on the merits of the Proposal under Rule 14a-8.

The Company's assertion that it met the deadline in the Proposal is a non sequitur. Furthermore neither the eight-page no action request letter nor the Company's revised Q&A concerning the Curative Petition ("Bhopal Q&A") demonstrate extraordinary burdens or efforts that would justify such a waiver and delay.

Review of the revised Bhopal Q&A, referenced in the Company letter, page 4, compared with a prior version of the Bhopal Q&A that pre-existed the Proposal, shows that the Company added less than one page of summary information to the pre-existing Bhopal Q&A on the website, merely updating the Bhopal Q&A with materials from 2013. See Appendix 1 of this letter. Also, as will be discussed further below, the revised Bhopal Q&A and company disclosures within it appear materially incomplete, in that it is apparent that Bhopal is already having a reputational impact on the Company, as well as on its business opportunities in India. So it is inaccurate to say the Company substantially implemented the Proposal in any event.

Accordingly, the Staff should not grant a waiver for the late filing of this no action request, and should deny further consideration of the no action request on this basis.

II. THE COMPANY HAS NOT DEMONSTRATED THAT IT HAS SUBSTANTIALLY IMPLEMENTED THE PROPOSAL.

A. Synopsis of the Company's argument.

The Company Letter claims that disclosures by the Company have substantially implemented the Proposal:

> In connection with reviewing the Proposal, the Company reevaluated a document included on its website regarding the Bhopal Curative Petition, entitled "Q and A with respect to the Government of India's request for a Curative Petition related to the 1989 Bhopal Settlement" (the "Bhopal Q&A"), and determined to revise and supplement that document to more affirmatively report on the matters addressed in the Proposal. The Bhopal Q&A, as revised, is posted on the section of the Company's website devoted to Bhopal. The Bhopal Q&A substantially implements the Proposal for purposes of Rule 14a-8(i)(10) by implementing the Proposal's essential objective. *Company letter*, page 4.

The Bhopal Q&A expressly indicates that the Company does not expect the legacy of the Bhopal disaster to have any impacts upon Dow's Indian and global business opportunities:

> Q. What does this mean for Dow businesses in India, and does this change our position regarding growth in this region?
> Dow's affiliated companies continue to experience double-digit growth in India and employ approximately 900 employees in India. Dow's presence in India began with the Polychem Limited joint venture in 1957. Dow India continues to thrive fifty years later with a strong manufacturing and operations presence in ten locations across the country...
> For the reasons discussed above, we do not believe that Bhopal or the 2010 request for a Curative Petition will have any financial, operational or reputational impact on Dow's business opportunities in India or elsewhere in the world, and we will continue to oppose

efforts to implicate Dow in the Bhopal matter. (Emphasis added)

The Company goes on to assert:

> Accordingly, as reflected in the Bhopal Q&A, the Company has (i) assessed the short and long term financial, reputational and operational impacts of the Bhopal matter, including the recent developments relating to the Curative Petition; (ii) issued a report addressing the impact it reasonably expects the Bhopal matter to have on the Company's Indian and global business opportunities; and (iii) reported on any actions the Company intends to take to reduce such impacts.

***

The Company concludes:

> In sum, by disclosing the information requested by the Proposal, the Bhopal Q&A and statements on the Company's website devoted to Bhopal not only address the Proposal's underlying concern and essential objective, but also accomplish a result identical to that sought by the Proposal and therefore substantially implement the Proposal.

However, as will be documented below, the Company's existing disclosures do not substantially implement the Proposal, because they are materially incomplete and misleading:

1) Existing criminal and civil proceedings are playing a documented role in interfering with the Company's investment in India.

2) The reputation and brand impact of the Bhopal legacy on Dow Chemical is well documented by a preponderance of evidence and expert opinion.

B. Available evidence renders the Company's "belief" that there will be no impact on the Company's reputation and investments as implausible, and demonstrates misleading omissions in the Company's disclosures.

The essential purpose of the Proposal is for the Company to provide reasonably accurate and complete disclosure of the anticipated impacts of the Bhopal legacy on the Company. However, the Company's "implementing" statements in the Bhopal Q&A, if they were filed in the proxy as a response to the shareholder proposal, could well be seen as misleading within the meaning of Rule 14a-9, due to material omissions. As such, the existing disclosures cannot be seen as substantially implementing the Proposal.

SEC Rule 14a-9 provides:

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material

fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

A publication issued in conjunction with a proxy may thus be misleading either in regard to the facts it discloses, or if it omits to state facts necessary to avoid misleading shareholders. It seems clear that at a minimum, the information that the Company has published would need additional disclosures in order to avoid misleading shareholders as to the likelihood of future reputational impacts of the Bhopal legacy.

The Company letter asserts that, by denying in the Bhopal Q&A that the civil 'curative' petition or the legacy of Bhopal will have any impact upon their Indian or global business, they have addressed the essential purpose of the Proposal:

> We do not believe that Bhopal or the 2010 request for a Curative Petition will have any financial, operational or reputational impact on Dow's business opportunities in India or elsewhere in the world, and we will continue to oppose efforts to implicate Dow in the Bhopal matter.

The Company is entitled under SEC rules to assert any well-founded legal opinion that it will prevail in the various legal proceedings, if it has reached such an opinion. However, it is not permissible under SEC rules to deny or mislead when it comes to impacts it is experiencing or reasonably anticipating. The evidence that we have been able to gather from media and web searches demonstrates to us that the formidable investment and reputational challenges this Company is facing do not seem likely to abate anytime soon. It appears to be fundamentally misleading for the Company to publish materials that do not acknowledge the recent challenges as detailed below, and a strong potential for continuation of these challenges going forward.

C. <u>The ongoing criminal and civil cases relating to the Bhopal legacy are having documented impact on the Company's activities in India.</u>

The Company's disclosures neglect ongoing developments in the criminal case in India against Union Carbide Corporation. Crime No.1104/84 was registered less than 24 hours after the onset of the Bhopal gas disaster, and remains unresolved almost three decades later.[1] The case involves several serious charges outstanding against Union Carbide, including a charge equivalent to criminally negligent manslaughter.[2] Though this criminal matter has generated summonses,

[1] IN THE COURT OF CHIEF JUDICIAL MAGISTRATE BHOPAL MP, (Presided By Mohan P.Tiwari), Cr. Case No. 8460 / 1996 Date of Institution 01.12.1987, State of Madhya Pradesh through CBI Vs Complainant, Decision and Order Dated 07 June, 2010:
226. Mr. Warren Anderson, UCC USA and UCC Kowlnn (sic) Hongkong are still absconding and therefore, every part of this case (Criminal File) is kept intact along with the exhibited and unexhibited documents and the property related to this case, in safe custody, till their appearance.
Accessed at http://bhopaldistrictcourt.nic.in/UCIL.pdf

[2] Indian Penal Code, section 304, ch. 16. Punishment for culpable homicide not amounting to murder.– Whoever commits culpable homicide not amounting to murder shall be punished with ... [imprisonment for life], or imprisonment of either description for a term which may extend to ten years, and shall also be liable to fine, if the

arrest warrants and asset attachment orders in India against Union Carbide, as a *corporation* - and it has been proclaimed an 'absconder' by the Indian courts (equivalent to the term 'fugitive from justice' under U.S. law) as a consequence of its refusal to attend court - its existence was denied in pre-merger regulatory filings by Union Carbide.

In 2003, after its acquisition of Union Carbide, then Dow Chemical CEO William Stavropoulos informed the Company's AGM that he was unaware of any criminal charges except those faced by Union Carbide's *former chairman* Warren Anderson. In other words, he neglected to recognize the charges against the newly acquired *subsidiary*. [3]

Financial media have also recognized the Company's failure to recognize any successor liability for Bhopal:

> "... after purchasing Union Carbide in 2001, Dow acknowledged its responsibility for asbestos liabilities from American incidents involving Union Carbide dating back to 1972. In fact, Dow set aside $2.2 billion to resolve the asbestos issues. So Dow recognizes that "successor liability" applies, yet it ignores the inherited liabilities of the Bhopal disaster." http://www.dailyfinance.com/2012/07/27/how-dow-chemical-can-end-the-bhopal-tragedy/

In short, the Company has a track record of publicly ignoring or denying criminal charges and liabilities still pending against subsidiary Union Carbide.

Privately, however, and as revealed in civil litigation, the Company has acknowledged their seriousness. A civil case brought in Connecticut by a former distributor of Union Carbide elucidates the difficulties caused to the Company's business operations in India by the pending criminal proceedings.[4] Shortly after the 2001 merger, the Company considered distributing Union Carbide produced goods in India directly. The advice received from the Company's Dow

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act by which the death is caused is done with the intention of causing death. or of causing such bodily injury as is likely to cause death; or with imprisonment of either description for a term which may extend to ten years, or with fine, or with both, if the act is done with the knowledge that it is likely to cause death, but without any intention to cause death, or to cause such bodily injury as is likely to cause death.

[3] Documented in the film, "*Twenty Years Without Justice: The Bhopal Chemical Disaster*," http://www.youtube.com/watch?v=0csW97x8d24 at 12:32. Reportedly, a company spokesman corrected the CEO's inaccurate statement the next day.

[4] Throughout the 1990's, and unable itself to sell directly due to the unresolved criminal matter, Union Carbide employed a third party to distribute its products within India. The Company's merger with Union Carbide was ratified in February 2001. Following the merger, the pre-existing contractual relationship with the third party presented the Company's Indian holdings with a business dilemma. The resulting events were drawn out in a civil action brought by the third party against the Company and Union Carbide:

> Consequently, the amended complaint alleges that Union Carbide and its affiliates ceased acting consistently with their alleged contractual and legal obligations and, in particular, undertook efforts to establish Dow, untainted by the Bhopal tragedy, in place of the plaintiffs as a direct seller of products to end-users in India.

Mm Global Services, Inc., : Mm Global Services Pte, Ltd. : And Mega Visa Solutions (S) : Pte., Ltd., : Plaintiffs, : Vs. : The Dow Chemical Company, : Union Carbide Corporation, : And Union Carbide Asia : Pacific, Inc. : Defendants. Civil No. 3:02cv 1107 (AVC), accessed at: http://www.ctd.uscourts.gov/sites/default/files/opinions/081104.AVC_.MMGolbal.pdf

Pacific legal department was unequivocal:

> Country management and I are against this idea at the present time due to the threat of litigation and the protest incident of a couple of months ago.[5]

The only litigation extant in India at the time - and therefore posing a threat - was the outstanding criminal case relating to the Bhopal disaster. A full year after the merger, the Company's lawyers remained concerned about its impact upon the Company's activities:

> Assuming legal opinions are not positive or uncertain on Dow's position on the UCC issues in India... We may end paying a lot more.[6]

The evident fact is that the "UCC issues in India" are still uncertain for the Company today, despite its assertions to the contrary. Even as the present no action reply letter was being drafted, news reports from India reveal that the Company has itself been issued a summons to attend the ongoing criminal proceedings in Bhopal by July 4th, 2014. Reports of this have begun to reach the financial press.

> Chief Judicial Magistrate (CJM), Bhopal, Pankaj Maheshwari today issued a notice to The Dow Chemical Company (NYSE:DOW) to appear before the court on July 4 and present its stand with regard to the Bhopal gas leak disaster of December 1984.[7]

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[5] Email exchange between Ako Serizawa, Dow Pacific Customer Interface, and Edward R.J. Neunuebel, Dow Pacific Legal, Subject: FW: India Orders, dated July 6, 2001. Case 3:02-cv-01107-AVC, Document 365-2, Filed 11/16/2005 Page 15 of 19, accessed at: http://www.findforms.com/pdf_files/ctd/19228/365-2.pdf

[6] In early 2002, when considering termination of contract with the third party Indian distributor, the Company weighed the prospect of retaliatory legal action and again had to assess the potential costs of the criminal issue against Union Carbide. Exhibit B1, Email, Lawrence Cheung, Subject: Re: Dow/MV W&C distributorship & related issues, dated March 3, 2002, Case 3:02-cv-01107-AVC Document 365 Filed 11/16/2005 Page 12 of 16, accessed at http://www.findforms.com/pdf_files/ctd/19228/365-1.pdf

[7] Gary Demarzo, March 3, 2014, Gaining Green, accessed at: http://www.gaininggreen.com/basic-material-new-highs-dow-chemical-nysedow-total-nysetot-eog-resources-nyseeog-e-i-du-pont-de-nysedd/1211915/

On July 23rd, 2013 the Chief Judicial Magistrate (CJM), Bhopal, Sanjay Pande, directed concerned authorities to issue summons against The Dow Chemical Company (TDCC), Midland, Michigan to appear in the CJM's Court, Bhopal, to explain why TDCC's wholly owned subsidiary, Union Carbide Corporation (UCC), has repeatedly ignored court summons in the ongoing criminal case concerning the 1984 Bhopal gas disaster, where UCC is accused of "culpable homicide not amounting to murder". The charge of culpable homicide was formally filed against UCC on December 1st, 1987, by India's Central Bureau of Investigation. After authorised representatives of UCC ignored several summons, the CJM, Bhopal issued a bailable arrest warrant. The criminal proceedings were however quashed on February 14th, 1989 as part of the civil settlement between India and UCC. Though the civil settlement was affirmed by the Supreme Court of India's October 1991 Review decision, the criminal proceedings were revived in order to prevent a 'miscarriage of justice'. UCC has since evaded several summonses issued by the CJM, Bhopal. To compel its appearance in court, in April 1992 the CJM issued attachment orders against all UCC movable and immovable properties in India. However, in October 1994 UCC sold its entire shareholding in Union Carbide India Limited, leaving the proceeds in the care of India's courts. The criminal proceedings have continued ever since in UCC's absence. On January 6th, 2005, the CJM, Bhopal issued summons to TDCC to explain the non-appearance of UCC. Shortly after, Dow Chemical International Private Ltd, a wholly owned subsidiary of TDCCC, applied in the Madhya Pradesh State High Court for a "stay" on the summons to TDCC. The stay was granted pending further representations, but finally lifted in October 2012, when the matter was referred back to the CJM, Bhopal. The July 2013 order is significant, as it confirms the view of the court that Dow has responsibility for Union

Perils posed by the criminal proceedings are currently unquantifiable. Indian law allows for punitive and restitutionary sanctions that are related to the scale of the crime and the ability of the convicted to pay. As noted within the Proposal, the Indian Ministry of Law, which is prosecutor of the criminal case via its Central Bureau of Investigation, has already taken the position that "irrespective of the manner in which [Union Carbide] has merged or has been acquired by Dow Chemicals, if there is any legal liability, it would have to be borne by Dow".

The Company's resistance to addressing the criminal case has become interwoven, politically and practically, with the company's resistance to litigation relating to cleanup of the Bhopal site. In 2006, Dow's CEO Andrew Liveris began a series of discussions with Indian officials concerning proposed Indian investments by the Company. It was made clear that investments would be conditional upon the Indian government taking steps to resolve the 'Bhopal legacy' issues facing the Company in India, principally a request filed in the High Court of Madhya Pradesh by an Indian Ministry that Dow and other respondents pay approximately $22 million in costs relating to the clean up of pollution at the former Union Carbide factory site in Bhopal.

Instead of India granting what Liveris sought, things took a turn for the worse, and *against* Dow's Indian investments. Though permission was granted in October 2006 for an Indian company to engage in a collaboration with a technical division of Dow Chemical[8], the Indian Ministry of Chemicals and Fertilisers requested of authorized Ministries afterwards that the approval "be reconsidered and any future investments by Dow Chemicals Company should be allowed only after the $22 million cleanup case is resolved."[9]

The Company has a history of underestimating how poor the Indian political climate remains for Dow, which arguably is demonstrated most recently in the Company's so-called "disclosure" documents. In India, Dow Chemical is principally known as the owner of the foreign company, Union Carbide, which caused thousands of deaths and generations of injury in Bhopal, with birth defects and pervasive illness continuing to this day, a company that has never been held accountable in criminal court. The political climate has become particularly heated and emotional after the June 7, 2010 convictions of seven Indian citizens, former Union Carbide employees, who were criminally implicated along with their employer, in the ongoing Bhopal criminal proceedings. See compilation of recent articles from India in Appendix 2.

D. <u>The legacy of Bhopal played a pivotal role in failure of at least three Dow Chemical investments in India over the last decade.</u>

Carbide.

[8] In early 2006 Reliance Petroleum Ltd, a large Indian corporation, applied for permission for a Foreign Technical Collaboration with Dow Global Technologies Inc., a wholly-owned subsidiary of Dow.

[9] Office memorandum No. 14014/2/2006-PC-1, Government of India, Surjit Bhujabal, Director, Ministry of Chemicals & Fertilizers, Department of Chemicals & Petrochemicals, Shastri Bhawan, New Delhi, dated 22nd March, 2007. Addressed to Secretary, (Sh. A.K. Dua), Ministry of Commerce & Industry, Department of Industrial Policy & Promotion, Udyog Bhawan, New Delhi - 11 0011

The Company's disclosure documents asserting that the company expects no reputational damage in India is hard to reconcile with recent history, in which at least three Indian investment projects were undermined by the Company's affiliation with the legacy of Bhopal. These included:

- India Oil (cancelled 2005),
- Pune R&D Center (cancelled 2010)
- Gujarat Alkalies and Chemicals (joint project cancelled 2012)

India Oil

In late 2004 organizations of Bhopal survivors began protesting against a proposed $2 million technology deal between the state-owned India Oil Corporation and Dow. By May 2005, the survivor organizations had called for a national boycott of India Oil products, a call that was supported by Trade Unions in the state of Tamil Nadu.

Shortly after, Bhopal survivors wrote letters *in their own blood* to the Prime Minister of India, and 250 people demonstrated in the constituency of the Indian Minister of Petroleum against the deal. Bhopal activists also sent representations to concerned Ministries purporting to show that the technology being offered by Dow belonged to Union Carbide. In July 2005, Bhopal groups announced that they had been informed that the deal had been cancelled due to Dow having been found to have *misrepresented the provenance of the technology being offered.* The reasons for the cancellation were confirmed by letter.

Media coverage of Indian Oil protests

http://news.bhopal.net/2005/05/24/bhopalis-call-for-boycott-of-indian-oil/
Bhopal organisations call for boycott of India Oil, May 24, 2005:

http://www.hindu.com/lf/2005/05/29/stories/2005052911330200.htm
IOC depots face boycott call
Staff Reporter, May 29, 2005
CHENNAI: Trade unions and women's groups have called for a nationwide boycott of Indian Oil Corporation depots in protest against the proposed business links between the company and Dow Chemical, which owns Union Carbide.

http://news.bhopal.net/2005/05/29/bhopalis-sign-letters-of-protest-in-their-own-blood/
Today, more than 200 people affected by Union Carbide's poison's wrote letters to Indian Oil Corporation headquarters in Delhi and also to Prime Minister. In the letter, people of Bhopal urged Indian Oil Corporation (IOC) to abandon its plans to do business with Union Carbide or its new owner Dow Chemical.

http://www.tribuneindia.com/2005/20050719/nation.htm#1

IOC cancels deal with Dow 'Bhopal gas leak survivors rejoice'N.D. Sharma
Bhopal, July 18:The 1984 Bhopal gas leak survivors rejoiced today at the cancellation of the agreement between the Indian Oil Corporation (IOC) and Dow Chemicals Company. They assembled at the site of the erstwhile Union Carbide Corporation pesticide plant and danced to the beating of drums.

Pune R&D Center and Campus Tech Recruitment Boycott

In October 2007, Dow struck a partnership with the State of Maharashtra regarding the building of a major R & D center close to the city of Pune. According to Dow director Peter Halloran, the project was to be completed within three years, and would involve 500 employees. Mr. Halloran stated that Dow intended to move approximately 50% of its core R & D work to India, also expanding the number of employees at its Chennai engineering facility to 1000. However, within a month, Bhopal supporters had begun a successful campaign against Dow recruitment in several high profile India Institute of Technology centers, gaining over a thousand signatures and effectively blocking Dow recruiters from campuses in Madras, Kharagpur, Kanpur and Bombay, a boycott which remains in place.[10]

At the same time, Bhopal organizations built alliances with groups local to the R & D center near Pune. In January 2008, 500 locals began protests at the planned construction site, digging up approach roads and organizing sit-ins and halting the development:

*"Dow is a criminal company that is responsible for the continued suffering of gas victims and residents of Bhopal. **Dow will come to realize that communities will make it impossible to expand its business in India unless it addresses the Bhopal legacy,**" said Vilas Sonawane of the Warkari Samiti.*

Within six months the protest had intensified, and in July 2008 around 100 protestors set fire to equipment at the development site. On October 1, 2008, and *in the face of the fierce ongoing local opposition, the State Chief Minister ordered a halt on the project. Two years later, it was announced that the project had been abandoned.*[11]

Media coverage of Pune R&D

http://articles.economictimes.indiatimes.com/2007-09-10/news/27687733_1_r-d-centre-supply-chain-dow-chemical-international

Dow Chem sees 50% R&D done here

---

[10] http://www.thehindu.com/news/cities/chennai/dow-chemical-recruits-graduates-from-city-engineering-colleges/article3017583.ece

[11] Jean François Tremblay, "BHOPAL LEGACY Dow shelves major India R&D center in face of local opposition", Chemical & Engineering News, 2010, *88* (38), p 5. Accessed at: http://pubs.acs.org/doi/abs/10.1021/CEN092010172807

- *Sep 10, 2007*
  HYDERABAD: Plastic and chemicals major Dow Chemical International is looking to expand its R&D presence in India. This would help the company leverage on the high quality talent pool available here to create process excellence.

  In the next five years, Dow expects 50% of its core R&D activities to be done out of India. The company is also evaluating setting up a manufacturing facility in the country.

  "Dow has 150 manufacturing facilities in 37 countries and a separate team evaluating pros and cons of a manufacturing base in India," said Dow's director Peter G Halloran.

  "We have set up an R&D centre in Pune focusing on chemistry. The centre employs over 100 people. We are looking at scaling up the headcount to 500 in about three years. Besides, we have an engineering R&D centre in Chennai, which houses over 100 people.

  The headcount there will be ramped up to 1,000 in over two years," he said on the sidelines of the global supply chain summit orgainsed by the Indian School of Business. Dow Chem has partnered TCS for a shared services division in Mumbai, which is a BPO unit doing high-end back office work.

  "The headcount at this centre will also be enhanced from 250 to 1,000 in about three years," he said

  Arijit Sen, "IITS snub Dow Chem for Bhopal tragedy", CNN-IBN, December 3, 2007
  <u>http://ibnlive.in.com/news/iits-snub-dow-chem-for-bhopal-tragedy-link/53493-3.html</u>

  Now, over a thousand IIT alumni, students, professors and technical staff are protesting against Dow's attempts to recruit engineers from the IITs and the direct fallout is here:

  On October 25, IIT-Madras cancelled pre-placement talks by Dow Chemicals. IIT-Bombay followed suit on October 28.

  Dow did not get an invite for placements at IIT-Kharagpur and even their sponsorship for a college festival stands cancelled.

  And in IIT Kanpur, students are demanding that the institute refuse Dow sponsorship for a big international seminar in December.

  <u>http://news.bhopal.net/2008/01/19/villagers-dig-up-road-block-construction-of-dow-rd-centre/</u>***19 January, 2008. NEW DELHI*** *— Construction work at Dow Chemical's Rs. 400 crore R&D centre in Chakhan, near Pune, was brought to a halt by local residents and farmers who have told the company that it will not be allowed to set up until it addresses the issues facing the survivors of the 1984 Union Carbide disaster. More than 500 women associated with the local 15-village Bhamchandragarh Bachao Warkari Farmer Sangharsh Samiti are protesting at the site of the facility for the fourth day now. Last December, the Shinde Vasuli villagers passed a resolution against Dow's expansion in their area.*

"Dow is a criminal company that is responsible for the continued suffering of gas victims and residents of Bhopal. Dow will come to realize that communities will make it impossible to expand its business in India unless it addresses the Bhopal legacy," said Vilas Sonawane of the Warkari Samiti. Even now, Dow's nearly 125 researchers are working in subterfuge out of a rented facility at a secret location.

http://www.reuters.com/article/2008/07/25/india-dow-fire-idUSBOM25940220080725
Indian villagers burn Dow Chemical building site
MUMBAI, July 25 Fri Jul 25, 2008
(Reuters) - About 100 people worried about industrial pollution set fire to a construction site of a local unit of Dow Chemical Co in western India on Friday, police and a Dow official said.
The company is setting up a research and development centre with an initial investment of 4 billion rupees ($90 million) near Shinde village, about 200 km (120 miles) from Mumbai. For many Indians, Dow is synonymous with the catastrophic industrial accident in Bhopal in central India in 1984, when tonnes of toxic gas leaked from a pesticide plant owned at the time by Union Carbide.

http://www.hindustantimes.com/business-news/dow-chemicals-project-to-be-shifted-out-of-pune/article1-597484.aspx

"Dow's Indian troubles extend beyond issues directly related to Bhopal. In Chakhan, some 120 miles from Mumbai, Dow is building a $100 million R&D center. But since January, residents of nearby villages have staged a sit-in, blocking access to the site. The villagers of Chakhan are worried that what befell Bhopal awaits them, despite full-page reassurances, paid for by Dow, published in local papers. Dow's reputation in India took another hit last year after the company revealed that some employees had bribed Indian officials, resulting in a $325,000 fine from the SEC."
http://www.businessweek.com/stories/2008-05-27/dow-chemical-liable-for-bhopal

Gujarat Alkalies and Chemicals (GACL)

In July 2007 - at the same time as initial Ministerial discussions concerning a possible freeze upon future Dow investments (p. 18 above) - a planned 50-50 joint venture was announced between the Company and Gujarat Alkalies and Chemicals (GACL) to build a manufacturing facility to produce chloromethane in the State of Gujarat.

Following the announcement, Bhopal activists began a campaign around the deal. Agreement was reached in April 2008 but little progress occurred for over two years, when it finally emerged that the Gujarat government was considering cancellation of the agreement.

Following the June 7, 2010 decision in the criminal case against seven former employees of Union Carbide India Ltd, an enormous amount of mainstream political pressure made the issue of Bhopal especially heated for the leading Indian political parties. This led directly to Government of India actions such as the Curative Petition, cited by the company in its no action request, and put the deal between Dow and GACL in the firing line and subject to exploitation by political parties.

In September 2012 it was quietly announced that the agreement between GACL and Dow had been shelved and GACL decided to go solo in implementing this project, halting Dow's investment in the project.

Media Coverage of the GACL-Dow deal

PTI "GACL ventures with Dow Chemicals", Jul 24, 2008, The Economic Times
http://articles.economictimes.indiatimes.com/2008-07-24/news/27713394_1_gacl-dow-chemicals-chemicals-limited

> *City based Gujarat Alkalies and Chemicals Limited (GACL) has formed joint venture with $59 billion Dow Chemicals, a US based multinational company, for setting up a Rs 600 crore plant at Dahej.*
>
> *This is GACL's first venture with a multinational company, said Managing Director, GACL, Guruprasad Mohapatra.*
>
> *He said that this plant will produce two lakh tonnes chlormathan group of chemicals per annum.*
>
> *The new joint venture company is registered as "DOW-GACL Solvdenture Ltd", which has 50:50 equity partnership.*
>
> *The plant will be commissioned 2011, Mohapatra said.*

Rajiv Shah, "Bhopal gas tragedy cloud over GACL-Dow deal?", Times of India, June 15, 2010
http://epaper.timesofindia.com/Default/Scripting/ArticleWin.asp?From=Archive&Source=Page&Skin=TOINEW&BaseHref=TOIA/2010/06/15&PageLabel=5&EntityId=Ar00500&ViewMode=HTML&GZ=T

> *Gandhinagar: Gujarat government is starting to show its reservations on whether to continue implementing the agreement between Gujarat Alkalies and Chemicals Ltd (GACL), a state PSU, and Dow Chemicals Company, reached in April 2008 to set up a Rs 600-crore plant to produce chloromethane.*
>
> *If senior state bureaucrats insist that the agreement remains in place and the plant will be 'implemented', a top Modi minister has given indications about possibilities of cancellation.*
>
> *In 1999, Dow bought over Union Carbide Corporation (UCC), responsible for the Bhopal gas tragedy, leading to the death of 20,000 people. With sharp demands again being raised to bring UCC to book, Dow's involvement in Gujarat by setting up the plant with GACL at 50-50 has come under a cloud.*

> *Minister of state for petrochemicals, Saurabh Patel told TOI on Monday that his government was ready to cancel the agreement with Dow, in case the Central government also moves in that direction.*

India Today, "Gujarat Cong lashes out at Modi for signing MoU with Dow Chemicals", June 15, 2010, Ahmedabad
http://indiatoday.intoday.in/story/gujarat-cong-lashes-out-at-modi-for-signing-mou-with-dow-chemicals/1/101563.html

> *Gujarat Congress on Monday lashed out at the Narendra Modi government for signing an MoU with Dow Chemicals, which had taken over Union Carbide, two years ago.*
>
> *"The Modi government had signed an MoU with Dow Chemicals and provided it an entry into India despite the fact that it had purchased Union Carbide, the company responsible for the deaths of thousands of people in the gas disaster," Shaktisinh Gohil, leader of opposition in the Assembly, said at a press conference here.*
>
> *"Why did the Chief Minister act as a spokesperson of Dow Chemicals company after signing MoU? **It is very clear from the letter of the Dow company that neither any other state government nor the Union government was ready to partner with Dow.** In such a situation, why did the Gujarat government partner with the company in April 2008?" Gohil asked.*

Kalpesh Damor, "GACL snaps ties with Dow", Business Standard, September 28, 2012
http://www.business-standard.com/article/companies/gacl-snaps-ties-with-dow-112092800068_1.html

> *Both the companies had entered into a memorandum of understanding (MoU) in 2008 for the project. **"However, Dow took so much time in implementing the project and there were also some problems. As a result, GACL decided to go solo in implementing this project," said government officials closely monitoring the development.** Both the JV partners had envisaged an investment of Rs 600 crore for the project earlier.*

E. Acquiring Union Carbide has made the Bhopal legacy a long-lasting, widely recognized brand and reputation burden on Dow Chemical.

Ever since Dow Chemical purchased Union Carbide, the Company has been struggling to dissociate itself from the Bhopal legacy. As one public relations industry writer has written:

> *Dow's goal was to be the largest, most profitable and most respected chemical company in the world, but consumers generally had little idea what the company did. .... in 1999, Dow announced plans to purchase Union Carbide, a company saddled with reputation issues stemming from the 1984 Bhopal Disaster. Under those circumstances, how could Dow establish the reputation it sought?* [12]

---

[12] http://www.ketchumperspectives.com/archives/2010_i2/Reputation_Capital/How_Research_Helped_Boost_Reput

The answer is that the Company undertook a $100 million advertising campaign, the "Human Element" campaign in the mid-2000's, attempting to humanize the company and its relationship to Third World images in particular.[13] The person appointed Vice-President, Global Communications and Reputation by the Company in order to oversee the campaign was in no doubt that its necessity stemmed from the reputational impact of issues such as Bhopal:

> *Temple Rocks started her marketing career at Dow in the early 1980s. She knew the company, its history and its culture. And she knew of Dow's desire to restore its reputation after years in which most media mentions of the company centered around breast implants and its association (through its acquisition of Union Carbide in 2001) with the Bhopal chemical leak. "I thought this is such a great company; how did it get off track?" Temple Rocks said.*[14]

Although the advertising campaign had some initial impact when it was undertaken, Dow's reputation nevertheless diminished steeply between 2007 and 2012, according to Core Brand (http://www.corebrand.com/), a company used by Dow to "*understand, define, express and leverage their brands for measurable results*". Within those five years, Dow's brand dropped 150 'Brand Power' places from a high of 68. This heavy decline in Dow's brand ranking coincided with the period in which management undertook efforts to raise the Company's profile through television and print advertising and Core Sponsorship of the Olympic Games, an effort which dramatically backfired. This brand decline therefore cannot be a consequence of a diminishment of the Company's "Familiarity". It must be attributable to the impact upon the Company's "Favorability", namely its Overall Reputation, Perception of Management and Investment Potential.[15]

---

ation_for_Dow_Chemical.php

[13] http://adage.com/article/rance-crain/dow-s-corporate-ads-great-chemistry-respect-follow/119676/http://adage.com/article/btob/patti-temple-rocks-vp-global-public-affairs-brand-reputation-dow-chemical/277200/

[14] http://www.btobonline.com/apps/pbcs.dll/article?AID=/20061024/FREE/610240732

[15] Core Brand's explanation for how its brand rankings are measured provides both some insight into the reasons behind Dow's declining brand reputation and also how that decline would have a material impact upon financial performance:

> CoreBrand has conducted continuous benchmark tracking over a twenty-year period (involving 1,000 companies across 54 industries). This research is focused on corporate brands, not product brands. It is conducted among business decision-makers, defined as vice president-level executives at major corporations in the United States. It is based on measurements of "Familiarity" and three measured attributes that form "Favorability:" Overall Reputation, Perception of Management and Investment Potential.
>
> * * *
>
> The corporate brand represents, on average, 5-7% of market capitalization of the 1,000 companies tracked. The biggest and best known corporate brands can represent as much as 21% of market capitalization.

Quote from James R. Gregory, Richard S. Levick and David Reibstein, "Crisis Diagnostics: Assessing Brand Damage. Restoring Brand Equity." Core Brand White Paper, accessed at: http://www.corebrand.com/images/downloads/crisis_diagnostics_ama.pdf

Sigwatch (http://www.sigwatch.com/) provides international businesses with activist and issue tracking and reputational impact data. Its 2010-2011 analysis found Dow to have suffered the 7th worst reputational impact amongst chemical corporations that year. Its 2013-14 data finds that Dow has become the 3rd most reputationally impacted chemical corporation, and the 16th most impacted corporation globally, demonstrating that the trend shows reputational impacts increasing.

A review of Media reports across the corresponding period reflects the perception that Bhopal has been the one issue most damaging to the Company's "Favorability". The effects are encapsulated in articles like the following:

Reputation Management:

> *Dow chemicals, one of world's largest chemical producing companies seems to be in some disarray following the renewed controversy over Bhopal. Their brand ideology is built around the combination of science and technology with the "Human Element" included.*
>
> *Why should Bhopal impact Dow who only bought Union Carbide fifteen years after the disaster at Bhopal? They can rightly claim no involvement with the disaster. The counter argument is that Dow bought everything including the reputational risk of Union Carbide at the same time. Has it come back to bite them. ... It's enough to worry any CEO, let alone brand director.*
>
> ***
>
> *Being driven by so much anger and frustration of the masses, Dow needs to show responsibility and compensate for all the negligence and communicate to those affected. This will send out a strong message that Dow, is a concerned company. The company even needs to take a strong stand by coming out and presenting its side rather than staying aloof, or else the day is not far when this largest chemical producer would be more known as a killer company, even as their reputation takes a beating.*[16]

F. 2012 Olympics sponsorship by Dow Chemical renews reputational crisis

The Company's high profile sponsorship of the London Olympics in 2012, which might have been an opportunity to boost its reputation, became a PR nightmare for the Company as the legacy of the Bhopal disaster was brought to the forefront.

During the London Olympics, numerous organizations and interest groups attempted to remove Dow Chemical from sponsorship of the Olympics. Although the sponsorship was not eliminated, the company suffered a very high profile barrage of bad publicity and its reputation suffered accordingly.

MSN Money

[16] http://www.reputationmanagementfor.com/blog/2010/06/17/dow-chemicals-sinking-reputation/

The Dow Chemical Company (DOW 0.00%) has been facing immense pressure from the Indian Olympic Association regarding its sponsorship of the London 2012 Olympics. Instead of promoting goodwill – which is usually expected from such financial support – Dow's sponsorship of the Olympics has turned into a public relations disaster. [17]

Reuters

London politicians called on Olympic officials to rethink their sponsorship contract with Dow Chemical on Wednesday, saying the company's links to the 1984 Bhopal disaster damaged the reputation of this month's Games.[18]

Huffington Post

Whereas Dow can resort to their lawyers to avoid alleged liabilities for the pain in Asia they are credibly linked to, the IOC and British organisers did have a choice about which partners to associate with. Their decisions in that regard taint this otherwise triumphant event and constitute an offence against the spirit of the Olympic movement of which they are supposed to be the faithful custodians.Cheer the Olympics, but shame on the IOC.[19]

Website (MLive): EVEN OLYMPIC ATHLETES TOOK UP THE PROTEST

Kathyln Lynch Morin, "Athletes against Dow Chemical's Olympic sponsorship' group pops up on Facebook", January 20, 2012, Michigan Live

A group of athletes is protesting the Dow Chemical Co. sponsorship of the London Olympics by way of a Facebook group.

'Athletes against Dow Chemical's Olympic Sponsorship,' has garnered likes from 126 members of the social networking website, and calls for professional athletes to join the cause by posting their support on the group's wall.

"We, former and current competitive athletes, former and current National Team Members and Olympians, do not feel that Dow Chemical embodies the spirit and humanity of the Olympic Games," the group's description reads. "That is why we feel Dow Chemical is not a suitable sponsor for the Olympic Games.[20]

London's Sustainability watchdog was also brought squarely into the controversy when one of its Commissioners made a high profile resignation due to the Company's association with Bhopal. The board of the Commission followed up by issuing a statement recommending that future sponsorship deals be explicitly linked to the Olympic movement's ethics and values, a clear criticism of the process that had allowed the Company to become an Olympic sponsor.[21]

---

[17] http://money.msn.com/top-stocks/post.aspx?post=69bccaa7-7ec9-41a5-815c-4fbb8062c426
[18] http://www.reuters.com/article/2012/07/11/oly-dow-sponsorship-idUSL6E8IBAZZ20120711
[19] http://www.huffingtonpost.co.uk/emanuel-stoakes/tainting-london-2012_b_1708439.html
[20] http://www.mlive.com/business/mid-michigan/index.ssf/2012/01/athletes_against_dow_chemicals.html
[21] http://www.cslondon.org/2012/02/shaun-mccarthy-clarifies-media-inaccuracies-re-stadium-wrap-procurement/
The Chair, Commission for a Sustainable London 2012, Shaun McCarthy, stated; "we have already advised that future Olympic and Paralympic Games incorporate new rules to ensure that sponsorship is inexorably linked to

G. **Financial, public relations and investment analysts call on Dow to address Bhopal Legacy**

The financial media and PR media joined with others in calling on Dow Chemical to handle the Bhopal issue differently, and to do more to address the legacy it has inherited.

Motley Fool[22]

Full article is attached as Appendix 3

Dow's refusal to take responsibility for Bhopal has hit the company's bottom line well beyond the associated legal costs. The unaddressed liability has hurt its reputation, resulted in protests and media backlash, and even limited its ability to invest overseas.

***

Despite Dow's disregard for Bhopal, the company's "human element" advertising campaign allegedly "showcases Dow's commitment to addressing global economic, social and environmental concerns." Now is the time for Dow to embody this uplifting message it has paid millions to publicize. By taking action for Bhopal, Dow has an opportunity to rebuild its brand and become the paradigm for corporate social responsibility.

Dow's employees, shareholders, and even the broader investing community have something at stake. Dow's reparations would pay back a debt to thousands of victims that had previously been excluded from its balance sheet, creating transparency in an opaque reporting environment. This approach should be championed across the business world.

Daily Finance

The story of Bhopal has been unearthed because of Dow's prominent role as a key sponsor in the 2012 Summer Olympics.

We also believe Dow can reverse this public relations nightmare by taking responsibility for Bhopal on the global stage of the Olympics.[23]

GMI Ratings

Over the summer, the company received disastrous press due to its official partnership with the Summer Olympics held in London. The London Assembly even went so far to say that the decision to have Dow Chemical as a worldwide partner has "caused damage to the

---

Olympic and Paralympic values and ethical behaviour. We hope that this recommendation is adopted and will be pushing to ensure that it is."

[22] Pino, Isaac; Kannel, Charlie; Gardner, Tom. "How Dow Chemical Can End the Bhopal Tragedy." *Fool.com.* 07/27/2012. http://www.fool.com/investing/general/2012/07/27/how-dow-chemical-can-end-the-bhopal-tragedy.aspx

[23] http://www.dailyfinance.com/2012/07/27/how-dow-chemical-can-end-the-bhopal-tragedy/

reputation of the London 2012 Olympic and Paralympic Games." The Assembly went on to say that Olympic organizing committees "should consider the environmental, social, ethical and human rights records of companies when awarding high-profile partnership and sponsorship deals." At issue are the links between Dow Chemical and the Bhopal, India gas tragedy that killed thousands in 1984.

A gas leak at the Union Carbide India Limited pesticide plant in early December 1984 leaked forty tons of a the methyl isocyanate toxin and was said to have killed at least 15,000 people in a matter of days. In 2006, the Indian government revealed that nearly 560,000 were injured from the leak. The BBC reported that a water sample taken in 2009—an astounding 15 years later—contained "nearly 1,000 times the World Health Organization's recommended maximum amount of carbon tetrachloride, a pollutant known to cause cancer and liver damage." Dow Chemical's involvement in the tragedy began in 2001 when it bought Union Carbide, and therefore, was presumed to assume complete responsibility. Except that Dow Chemical assumed no responsibility at all, claimed it had no liability for the cleanup or for the victims, and even went so far as to sue victim groups, an attitude that has resulted in years and years of anger and protest.

The company's reluctance to assume liability at Bhopal is indicative of a long line of environmental disasters at Dow Chemical.[24]

Brandwatch

According to Brandwatch, 92% of sentiment online relating to Dow was negative.[25]

Former Union Carbide PR Advisor

Says Ogilvy PR crisis management MD Al Tortorella, who worked on the Union Carbide affair in 1984. "Dow needs to find its one big product or service, and yes, a generous amount of money, that the Indian government and the citizens of India will recognize as a sincere attempt to finally rectify the past, and is seen as giving back to the Indian citizens and the world more than the Bhopal disaster took from it."[26]

Wall Street Journal

The tone of English-language conversations about Dow and the Olympics on social-media platforms in the 10-week run-up to the games was at least 75% negative every week, and entirely negative for most of June, according to Brandwatch, a U.K. social-media monitoring firm.

Gareth Ham, head of insights at Brandwatch, says the statistics raise questions about whether high-profile sponsorship backfires when it pushes "brands that are already deeply

[24] http://www3.gmiratings.com/home/2012/11/yet-another-leak-at-dow-chemical/
[25] http://www.brandwatch.com/2012/07/the-friday-the-brand-olympics/
[26] http://www.holmesreport.com/featurestories-info/11377/The-Top-10-Crises-Of-2011.aspx

unpopular in certain quarters further into a more general limelight."[27]

Convonix Brand Advisors

The Tragedy that is Dow Chemicals
If there is one brand that did itself a lot more harm than good this Olympics, it is Dow Chemicals. There have been constant protests against Dow's association with the Olympics and the increased noise over the past few months has led to even more hatred build up against the company. The awareness levels of the various ethical wrongdoings committed by Dow at Bhopal and Vietnam have increased manifold and become mainstream.

If you think that was as bad as things could go for Dow at Olympics, you're wrong. Dow did something more to make it worse for themselves. They introduced what is being termed as the worst mascot ever – Faceless Wedge man. None could see sense in an unpleasant looking mascot trying to promote the cause of environment, and that too from Dow. Nothing seems to have gone right for Dow at the Olympics. Their association with the Olympics has led to it becoming the worst faring sponsor with a negative impact index of -(.0093)[28]

Summary: Dow Chemical Omits Powerful Evidence of Impacts on Indian Development And Brand/Reputation

Based on this preceding information, it appears that either the Company's published disclosures in the Bhopal Q&A are inaccurate, or at a minimum they require additional discussion and disclosure so as to not be misleading. The Company's assertions that the Bhopal legacy will have no financial, reputational or operational impact on the Company is inconsistent with a preponderance of evidence regarding ongoing impacts; it seems clear that the statement of the Company's "belief" of no impacts going forward must, at a minimum, be tempered with accurate discussion of the trends and impacts of recent years in order to avoid being misleading.

Accordingly, the Proposal cannot be deemed to be substantially implemented, since the essential purpose of the Proposal is to ensure reasonably accurate and complete discussion of the impact of the Bhopal legacy on the Company going forward.

CONCLUSION

The Company has not provided sufficient justification for a waiver of the deadline for filing its no action request, and therefore, the waiver and no action request should be denied by the Staff on that basis. However, if the Staff should grant the waiver, it is clear from the above information that the Company has not met its burden of proving that the Proposal is excludable

[27] Sonne, Paul. "Dow's Olympic Goals." *The Wall Street Journal*. 8/08/2012.
http://online.wsj.com/news/articles/SB10000872396390443991704577577370414589082
[28] http://www.convonix.com/research/olympic-brand-monitoring-study/

under Rule 14a-8(i)(10).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's No Action Request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Ronald O. Mueller

Pages 26 through 60 redacted for the following reasons:
- -
Copyrighted Material Omitted

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

February 7, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of Amnesty International USA et al.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Amnesty International USA, Unitarian Universalist Association and Calvert Investment Management, Inc., on behalf of the Calvert VP SRI Large Cap Value Portfolio, Calvert VP S&P 500 Index Portfolio, Calvert Large Cap Value Fund and Calvert Equity Income Fund (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BACKGROUND

On December 3, 1984, a gas leak occurred in Bhopal, India, at a chemical plant owned and operated by Union Carbide India Limited, an Indian company with shared ownership by Union Carbide Corporation, the Government of India, and private investors. In 2001, more than 16 years after the tragedy, and more than 10 years after the $470 million settlement agreement—paid by Union Carbide Corporation and Union Carbide India Limited—was approved by the Supreme Court of India, the Company acquired the shares of Union Carbide Corporation. In 2010, the Government of India filed a "Curative Petition" with the Supreme Court of India requesting that court to order additional funds to be paid for claimed gas release and site pollution-related injuries and damages, notwithstanding the 1989 settlement agreement entered into by the Government of India, Union Carbide Corporation, and Union Carbide India Limited. The Company never owned or operated Union Carbide India Limited's Bhopal site, and no court has to date found Union Carbide Corporation legally liable for damages arising from the gas release. Moreover, the United States Court of Appeals for the Second Circuit has specifically declined to find Union Carbide Corporation liable for pollution-related damages at the plant site, dismissing a putative class action in 2013 that sought such relief.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders request that our Company prepare a report to shareholders by September 2014, at reasonable cost and excluding confidential information, assessing the short and long term financial, reputational and operational impacts that the legacy of the Bhopal disaster may, if left unresolved, reasonably have on Dow's Indian and global business opportunities, and reporting on any actions Dow intends to take to reduce such impacts.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal properly may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has updated material on its website regarding this matter and thereby has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented By Public Disclosures On The Company's Website.

A. Background.

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal "[i]f the company has already substantially implemented the proposal." For the reasons set forth below, we ask that the Staff concur that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company has publicly disclosed on its website the information requested by the Proposal.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," *see* the 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998).

Thus, when a company can demonstrate that it has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., The Dow Chemical Co.* (avail. Mar. 5, 2008) (concurring in the exclusion of a proposal that requested a "global warming report" that discussed how the Company's efforts to ameliorate climate change may have affected the global climate when the Company had already made various statements about its efforts related to climate change, which were scattered throughout various corporate documents and disclosures). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

At the same time, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018, at n.30 and accompanying text (May 21, 1998). *See, e.g., Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting). Differences between a company's actions and a stockholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring that a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees was substantially implemented when the company had verified the legitimacy of 91% of its domestic workforce); *Masco Corp.* (avail. Mar. 29, 1999) (concurring in the exclusion of a proposal seeking specific criteria for the company's outside directors after the company had adopted a version of the proposal that included modifications and clarifications).

B. Analysis.

The Proposal requests that the Company prepare a report "assessing the short and long term financial, reputational and operational impacts that the legacy of the Bhopal disaster may, if left unresolved, reasonably have on [the Company's] Indian and global business opportunities, and reporting on any actions [the Company] intends to take to reduce such impacts." With almost 30 years having elapsed since the Bhopal tragedy, almost 20 years having elapsed since Union Carbide Corporation sold its shares in the Indian company at whose plant the event occurred, and a dozen years having elapsed since the Company acquired the stock of Union Carbide Corporation,[1] the Company has been transparent on its views and position regarding Bhopal. In connection with reviewing the Proposal, the Company reevaluated a document included on its website regarding the Bhopal Curative Petition, entitled "Q and A with respect to the Government of India's request for a Curative Petition related to the 1989 Bhopal Settlement" (the "Bhopal Q&A"), and determined to revise and supplement that document to more affirmatively report on the matters addressed in the Proposal. The Bhopal Q&A, as revised, is posted on the section of the Company's website devoted to Bhopal.[2] The Bhopal Q&A substantially implements the Proposal for purposes of Rule 14a-8(i)(10) by implementing the Proposal's essential objective.

---

1 Until 1994, Union Carbide Corporation owned 50.9% of Union Carbide India Limited, which owned and operated the pesticide plant in Bhopal, Madhya Pradesh, India, where the incident occurred.

2 The Company document entitled "Q and A with respect to the Government of India's request for a Curative Petition related to the 1989 Bhopal Settlement" is available at http://www.dow.com/sustainability/debates/pdfs/QA_Issuance_Notice_with_respect_Curative.pdf. Even before the revision addressed in this letter, the Bhopal Q&A stated: "Q. What does this mean for Dow

(Cont'd on next page)

As most relevant to the Company's substantial implementation of the Proposal, the Bhopal Q&A expressly indicates that the Company does not expect the legacy of the Bhopal disaster to have any financial, reputational or operational impacts upon Dow's Indian and global business opportunities. Specifically, the Company's Bhopal Q&A states:

> Q. What does this mean for Dow businesses in India, and does this change our position regarding growth in this region?
>
> Dow's affiliated companies continue to experience double-digit growth in India and employ approximately 900 employees in India. Dow's presence in India began with the Polychem Limited joint venture in 1957. Dow India continues to thrive fifty years later with a strong manufacturing and operations presence in ten locations across the country, supporting key applications for Dow products in industries as diverse as paints & coatings, water, pharmaceuticals, automotive, alternative energies, construction and agriculture. (Further information on Dow's business in India can be found at www.dow.in.) These recent proceedings have not changed the facts, our view on the applicable law or our position regarding Bhopal. For the reasons discussed above, we do not believe that Bhopal or the 2010 request for a Curative Petition will have any financial, operational or reputational impact on Dow's business opportunities in India or elsewhere in the world, and we will continue to oppose efforts to implicate Dow in the Bhopal matter.

Accordingly, as reflected in the Bhopal Q&A, the Company has (i) assessed the short and long term financial, reputational and operational impacts of the Bhopal matter, including the recent developments relating to the Curative Petition; (ii) issued a report addressing the impact it reasonably expects the Bhopal matter to have on the Company's Indian and global business opportunities; and (iii) reported on any actions the Company intends to take to reduce such impacts. With respect to the third prong of the Proposal, we note that the Proposal reflects a bias as to the outcome of the Company's assessment, and therefore that the Proposal does not require the Company to "report[] on any actions [it] intends to take to reduce such impacts" if the Company is of the view that there is no such impact. The Proposal acknowledges as much, requesting only that the Company report on actions that it will take to mitigate "such impacts," *i.e.*, the impacts, if any, that the Company identifies. Nevertheless, while addressing this aspect of the Proposal from a different perspective than the Proposal presupposes, the Bhopal Q&A implements the Proposal by addressing the

---

(Cont'd from previous page)

businesses in India does this change our position regarding growth in this region? A. We do not believe that our business in India will be directly impacted by these proceedings."

actions that the Company intends to take with respect to the Bhopal matter, stating that the Company "will continue to oppose efforts to implicate Dow in the Bhopal matter."[3]

In sum, by disclosing the information requested by the Proposal, the Bhopal Q&A and statements on the Company's website devoted to Bhopal not only address the Proposal's underlying concern and essential objective, but also accomplish a result identical to that sought by the Proposal and therefore substantially implement the Proposal.

The Staff has consistently concurred with the exclusion of stockholder proposals that, like the Proposal, request a report containing information that the company has already publicly disclosed. Among the numerous precedent addressing this type of proposal under Rule 14a-8(i)(10) are the following:

- *The Coca-Cola Co.* (avail. Jan. 25, 2012, *recon. denied* Feb. 29, 2012), in which the proposal requested that the board prepare a report "updating investors on how the company is responding to the public policy challenges associated with [Bisphenol A]." The company asserted that its website already disclosed "information about the use of BPA in aluminum can liners and the [c]ompany's priority of ensuring the safety and quality of its products and packaging." Although the disclosures referenced by the company were scattered across multiple pages of the company's website, the Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10), noting that the company's "public disclosures compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal."

- *Target Corp.* (avail. Mar. 26, 2013), in which the Staff concurred in the exclusion of a proposal requesting that the board study the feasibility of adopting a policy prohibiting the use of treasury funds for direct and indirect political contributions, where the company referenced a one-page statement in opposition from a previous proxy statement and five pages excerpted from a company report, both of which addressed company reviews of the use of company funds for political purposes.

- *TECO Energy, Inc.* (avail. Feb. 21, 2013), in which the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting a report on the environmental and public health effects of mountaintop removal operations as well as feasible mitigating

[3] The section of the Company's website devoted to Bhopal discusses other actions that the Company has taken and continues to take to respond to the Bhopal tragedy by affirming the Company's pledge and commitment everywhere the Company does business around the world to the full implementation of "Responsible Care," which is a set of process safety standards, emergency preparedness, and community awareness that was adopted by the chemical industry following the Bhopal incident. *See* http://www.dow.com/sustainability/issues/bhopal/.

measures, where the company supplemented its sustainability report with a two page report and four page table on the topic.

- *General Electric Co.* (avail. Jan. 18, 2011, *recon. granted* Feb. 24, 2011), in which the Staff concurred in the exclusion on substantial implementation grounds of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company prepared and posted an approximately 2 page report regarding public policy issues on its website, noting that the company's "policies, practices and procedures compare favorably with the guidelines of the proposal."

- *Pfizer Inc.* (avail. Jan. 11, 2013, *recon. denied* Mar. 1, 2013), in which the Staff concurred in the exclusion of a proposal requesting that the board issue a report detailing measures implemented to reduce the use of animals and specific plans to promote alternatives to animal use, where the company cited its compliance with the Animal Welfare Act and published a two-page "Guidelines and Policy on Laboratory Animal Care" on its website.

See also Wal-Mart Stores, Inc. (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (in each case, concurring in the exclusion, under Rule 14a-8(i)(10), of a proposal requesting that the company issue a report based upon the company having already publicly disclosed the subject matter of the requested report).

As with the companies in the foregoing precedents, the Company already has disclosed on its corporate website the information that the Proposal requests. Accordingly, the Company has substantially implemented the Proposal, and the Proposal may be excluded from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(10).

We further request that the Staff waive the 80-day filing requirement as set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." Although it took some time for the Company to be able to take the steps necessary to respond to and substantially implement the Proposal, the

Company did so by the deadline requested in the Proposal. Accordingly, we believe that good cause for a waiver exists.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Amy E. Wilson, the Company's Assistant Secretary and Senior Managing Counsel, at (989) 638-2176.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Amy E. Wilson, The Dow Chemical Company
Cheryl Barth, Amnesty International USA
Timothy Brennan, Unitarian Universalist Association
Gabriel Thoumi, Calvert Investment Management, Inc.

GIBSON DUNN

EXHIBIT A

FAX

To: MR. CHARLES KALIL | From: CHERYL BARTH
Fax: 1 989-638-1740 | Pages: 3
Phone: 1 989-636-1792 | Date: 11/25/13
Re (Fax): SHAREHOLDER PROPOSAL | CC:

Comments:

RECEIVED
NOV 25 2013
OFFICE OF THE CORPORATE SECRETARY

AMNESTY INTERNATIONAL

November 25, 2013

Mr. Charles Kalil
Corporate Secretary and Chief Governance Officer
Dow Chemical Corporation
Office of the Corporate Secretary
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil:

I am writing to inform you that Amnesty International USA (AIUSA) is filing the enclosed shareholder proposal, in conjunction with Calvert Investments and the Unitarian Universalist Association, for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

AIUSA is the holder of stock in Chevron Corporation. We have held our shares in Chevron Corporation continually for almost ten years. AIUSA intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you and representatives of the other shareholders filing this resolution. Please feel free to contact me at (212) 633-4232 or cbarth@aiusa.org should you have any further questions on this matter.

Sincerely,

Cheryl Barth
Chief Financial and Administrative Officer

AMNESTY INTERNATIONAL USA | 5 PENN PLAZA | NEW YORK, NY 10001-1810
T 212.807.8400 | F 212.627.1451 | WWW.AMNESTYUSA.ORG

WHEREAS:

According to McKinsey on Chemicals Winning in India: The specialty-chemicals opportunity (2012), India's specialty-chemical sector is expected to grow 13% to 17% annually from 2010 to 2020 becoming the 4th largest specialty-chemical market in the world with an expected size of $80 to $100 billion.

Dow Chemical ("Dow") continues to experience significant business risks in India associated with the ongoing controversy over the Union Carbide Bhopal, India tragedy. Dow's acquisition of Union Carbide in 2001 has made it the focus of legal and campaign actions by both survivors and the Indian government.

This has significantly affected business opportunities in India, undermining Dow's ability to enter this market. In July 2013, a Bhopal court reissued a summons to Dow's offices in Michigan, requiring Dow to explain why Union Carbide has refused to appear in criminal proceedings. Union Carbide faces manslaughter charges arising from a 1984 gas leak from a Union Carbide plant in Bhopal, India which killed at least 7,000 people within days and at least 15,000 more in the following years. Records show that Union Carbide had stored bulk quantities of hazardous methyl isocyanate in Bhopal without equipping the plant with corresponding safety features.

In 1988, an Indian court upheld the liability of Union Carbide to pay damages for the disaster. Civil claims originally settled by Union Carbide in 1989 were reopened by the Indian government, which seeks additional compensation that could total over US$1 billion. Dow is a defendant in this action.

Studies have found toxic contaminants and heavy metals in soil and groundwater at the former Union Carbide site. Dow is also a defendant in Indian litigation concerning remediation of this ongoing contamination. The Indian Ministry of Law concluded that, "irrespective of the manner in which [Union Carbide] has merged or has been acquired by Dow Chemicals, if there is any legal liability, it would have to be borne by Dow".

In 2012, the Bhopal entanglement caused Dow reputational damage via its Olympics sponsorship. Governance Metrics International, an independent corporate governance research and ratings agency, called the resulting press "disastrous". London's City Hall resolved that Dow's sponsorship had "caused damage to the reputation of the London 2012 Olympic and Paralympic Games." They said Olympic organizing committees "should consider the environmental, social, ethical and human rights records of companies when awarding high-profile partnership and sponsorship deals."

India's specialty-chemical sector is expected to become the 4th largest market in the world. Association with the Bhopal disaster may continue to materially damage Dow's business opportunities and growth prospects in India.

RESOLVED: Shareholders request that the Board of Directors prepare a report to shareholders by September 30, 2014, at reasonable cost and excluding confidential information, assessing the short or long-term financial, reputational and operational impacts that the legacy of Bhopal may, if left unresolved, reasonably have on Dow's business in India and worldwide, and reporting on any actions Dow intends to take to reduce such impacts.

The Dow Chemical Company
Midland, Michigan 48674
USA

December 9, 2013

VIA OVERNIGHT DELIVERY
Ms. Cheryl Barth
Amnesty International USA
5 Penn Plaza
New York, NY 10001

Dear Ms. Barth:

I am writing on behalf of The Dow Chemical Company (the "Company"), which received on November 25, 2013, the stockholder proposal (the "Proposal") that you submitted on behalf of Amnesty International USA (the "Proponent").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(d) requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted symbols such as dollar and percent signs as words and have counted numbers and acronyms as multiple words. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent receives this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For reference, I enclose a copy of Rule 14a-8.

Sincerely,

Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

Enclosure

AMNESTY INTERNATIONAL

December 17, 2013

VIA FACSIMILE AND OVERNIGHT MAIL

Amy E. Wilson
Assistant Secretary and Senior Managing Counsel
Office of the Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Ms. Wilson:

In response to your request received by Calvert on December 9, 2013, please see the enclosed resolution draft which has 477 words. The proposal does not exceed the required 500 word maximum. If you have any further questions, please direct any correspondence to Gabriel Thoumi, CFA, at (301) 961-4759, or contact him via email at gabriel.thoumi@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Cheryl Barth
Chief Financial and Administrative Officer
Amnesty International USA

Enclosures:
Resolution text

Cc: Bennett Freeman, SVP, Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, VP, Shareholder Advocacy, Calvert Investment Management, Inc.
Gabriel Thoumi, CFA, Sr. Sustainability Analyst, Calvert Investment Management, Inc.

WHEREAS: McKinsey on Chemicals Winning in India: The specialty-chemicals opportunity, states India's specialty chemical sector is expected to grow 17% annually this decade becoming the 4th largest global market with an expected size of $100 billion.

Dow Chemical (Dow) continues to experience material business risks in India associated with the ongoing controversy over the Union Carbide Bhopal India tragedy. Dow acquired Union Carbide in 2001 making Dow the focus of legal actions by survivors and the Indian government.

This has significantly affected Dow's business opportunities in India, undermining Dow's Indian market strategy. In fact, recently, an Indian court reissued a summons to Dow requiring Dow to explain why Union Carbide (Dow) has refused to appear in criminal proceedings. Union Carbide (Dow) faces manslaughter charges arising from the 1984 Bhopal gas leak from their plant which killed at least 23,000 people. Records show that Union Carbide stored bulk quantities of hazardous methyl isocyanate in Bhopal without equipping the plant with required safety features.

In 1988, an Indian court upheld the liability of Union Carbide (Dow) to pay damages for the disaster. Dow is a defendant in this action.

Studies have found toxic contaminants in soil and groundwater at the former plant site. Dow is also a defendant in Indian litigation concerning remediation of this ongoing contamination. The Indian Ministry of Law concluded that, "irrespective of the manner in which [Union Carbide] has merged or has been acquired by Dow Chemicals, if there is any legal liability, it would have to be borne by Dow".

In 2012, the Bhopal disaster caused Dow reputational damage via its Olympics sponsorship. Governance Metrics International, an independent corporate governance research and ratings agency, called the resulting press "disastrous". London's City Hall resolved that Dow's sponsorship had "caused damage to the reputation of the London Olympic and Paralympic Games." They said Olympic organizing committees "should consider the environmental, social, ethical and human rights records of companies when awarding high profile partnership and sponsorship deals."

India's specialty chemical sector is expected to become the 4th largest global market this decade. Dow's inability to resolve the Bhopal disaster continues to materially damage Dow's Indian current business opportunities and potential growth prospects in India.

RESOLVED: Shareholders request that our Company prepare a report to shareholders by September 2014, at reasonable cost and excluding confidential information, assessing the short and long term financial, reputational and operational impacts that the legacy of the Bhopal disaster may, if left unresolved, reasonably have on Dow's Indian and global business opportunities, and reporting on any actions Dow intends to take to reduce such impacts.

UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Unitarian Universalist Association
Human Resources
25 Beacon Street, Boston MA 02108
Phone: 617-948-4649
Fax: 617-367-3237

FACSIMILE TRANSMITTAL SHEET

TO: Mr. Charles Kalil - Corporate Secretary & Chief Governance Officer	FROM: Tim Brennan
FAX NUMBER: 989-638-1740	DATE: 11-25-13
PHONE NUMBER: 989-636-1792	TOTAL NO. OF PAGES 6

RE:
Shareholder Resolution

RECEIVED
NOV 25 2013
OFFICE OF THE
CORPORATE SECRETARY

UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Timothy Brennan
Treasurer and
Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 tel
617 367 3237 fax

www.uua.org

VIA FAX AND OVERNIGHT MAIL

November 25, 2013

Mr. Charles Kalil
Corporate Secretary and Chief Governance Officer
Dow Chemical Corporation
Office of the Corporate Secretary
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil:

I am writing to inform you that the Unitarian Universalist Association ("UUA") is joining with Amnesty International USA (AIUSA) and Calvert Investments in filing the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

The Unitarian Universalist Association is the holder of 172 shares in Dow Chemical Co. We have held our shares in the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholder's meeting. The UUA hereby delegates to Amnesty International USA (AIUSA) authority to act on behalf of the UUA in all respects with regard to this filing.

This resolution is proposed by the Unitarian Universalist Association, which is a faith community of more than 1000 self-governing congregations that bring to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been a force in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $157 million, the earnings of which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting.

Verification that we are beneficial owners of Dow Chemical Co. is enclosed. If you have any questions or wish to discuss the proposal, please contact Cheryl Barth at (212) 633-4232 or cbarth@aiusa.org.

Yours very truly,

Timothy Brennan

Enclosures: Shareholder resolution
Verification of ownership

WHEREAS:

According to McKinsey on Chemicals Winning in India: The specialty-chemicals opportunity (2012), India's specialty-chemical sector is expected to grow 13% to 17% annually from 2010 to 2020 becoming the 4th largest specialty-chemical market in the world with an expected size of $80 to $100 billion.

Dow Chemical ("Dow") continues to experience significant business risks in India associated with the ongoing controversy over the Union Carbide Bhopal, India tragedy. Dow's acquisition of Union Carbide in 2001 has made it the focus of legal and campaign actions by both survivors and the Indian government.

This has significantly affected business opportunities in India, undermining Dow's ability to enter this market. In July 2013, a Bhopal court reissued a summons to Dow's offices in Michigan, requiring Dow to explain why Union Carbide has refused to appear in criminal proceedings. Union Carbide faces manslaughter charges arising from a 1984 gas leak from a Union Carbide plant in Bhopal, India which killed at least 7,000 people within days and at least 15,000 more in the following years. Records show that Union Carbide had stored bulk quantities of hazardous methyl isocyanate in Bhopal without equipping the plant with corresponding safety features.

In 1988, an Indian court upheld the liability of Union Carbide to pay damages for the disaster. Civil claims originally settled by Union Carbide in 1989 were reopened by the Indian government, which seeks additional compensation that could total over US$1 billion. Dow is a defendant in this action.

Studies have found toxic contaminants and heavy metals in soil and groundwater at the former Union Carbide site. Dow is also a defendant in Indian litigation concerning remediation of this ongoing contamination. The Indian Ministry of Law concluded that, "irrespective of the manner in which [Union Carbide] has merged or has been acquired by Dow Chemicals, if there is any legal liability, it would have to be borne by Dow".

In 2012, the Bhopal entanglement caused Dow reputational damage via its Olympics sponsorship. Governance Metrics International, an independent corporate governance research and ratings agency, called the resulting press "disastrous". London's City Hall resolved that Dow's sponsorship had "caused damage to the reputation of the London 2012 Olympic and Paralympic Games." They said Olympic organizing committees "should consider the environmental, social, ethical and human rights records of companies when awarding high-profile partnership and sponsorship deals."

India's specialty-chemical sector is expected to become the 4th largest market in the world. Association with the Bhopal disaster may continue to materially damage Dow's business opportunities and growth prospects in India.

RESOLVED: Shareholders request that the Board of Directors prepare a report to shareholders by September 30, 2014, at reasonable cost and excluding confidential information, assessing the short or long-term financial, reputational and operational impacts that the legacy of Bhopal may, if left unresolved, reasonably have on Dow's business in India and worldwide, and reporting on any actions Dow intends to take to reduce such impacts.

STATE STREET.

State Street Corporation
Wealth Manager Services
801 Pennsylvania
Kansas City, MO 64105

11/25/2013

To Whom It May Concern:

As of November 25, 2013 State Street Bank held 172 shares of DOW CHEMICAL CO in account number& OMB Memorandum M-The shares have been held in custody for more than one year and are thus eligible to file a shareholder proposal. The Unitarian Universalist Association is the beneficial owner of the shares. State Street's DTC participant number is 2319.

Please contact me if you have any questions or require further information

Thank you,

Kenneth Burkhead
Client Service, Manager
State Street Corporation
Wealth Manager Services
~~816-871-9410~~
816-871-7504

DOW

The Dow Chemical Company
Midland, Michigan 48674
USA

December 9, 2013

VIA OVERNIGHT DELIVERY
Mr. Timothy Brennan
Unitarian Universalist Association
25 Beacon Street
Boston, MA 02108

Dear Mr. Brennan:

I am writing on behalf of The Dow Chemical Company (the "Company"), which received on November 25, 2013, the stockholder proposal (the "Proposal") that you submitted on behalf of the Unitarian Universalist Association (the "Proponent").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(d) requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted symbols such as dollar and percent signs as words and have counted numbers and acronyms as multiple words. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent receives this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For reference, I enclose a copy of Rule 14a-8.

Sincerely,

Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

Enclosure

cc: Cheryl Barth, Amnesty International USA

UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Unitarian Universalist Association
Human Resources
25 Beacon Street, Boston MA 02108
Phone: 617-948-4649
Fax: 617-367-3237

FACSIMILE TRANSMITTAL SHEET

TO:	FROM:
Amy E. Wilson	Tim Brennan
FAX NUMBER: 989-638-1740	DATE: 12-17-13
PHONE NUMBER:	TOTAL NO. OF PAGES 3

RE:
Corrected shareholder proposal

UNITARIAN UNIVERSALIST
ASSOCIATION OF CONGREGATIONS

Via Facsimile

Timothy Brennan
Treasurer and
Chief Financial Officer

25 Beacon Street
Boston
Massachusetts 02108
USA
617 948 4305 tel
617 367 3237 fax

www.uua.org

Amy E. Wilson
Assistant Secretary and Senior Managing Counsel
Office of the Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

December 17, 2013

Dear Ms. Wilson:

In response to your letter dated December 9, 2013, please see the enclosed resolution which is less than the 500 word and symbol maximum allowed by Rule 14a-8(d).

Thank you for the opportunity to resolve the defect within the original proposal.

Yours truly,

Timothy Brennan

Affirming the Worth and Dignity of All People

WHEREAS: McKinsey on Chemicals Winning in India: The specialty-chemicals opportunity, states India's specialty chemical sector is expected to grow 17% annually this decade becoming the 4th largest global market with an expected size of $100 billion.

Dow Chemical (Dow) continues to experience material business risks in India associated with the ongoing controversy over the Union Carbide Bhopal India tragedy. Dow acquired Union Carbide in 2001 making Dow the focus of legal actions by survivors and the Indian government.

This has significantly affected Dow's business opportunities in India, undermining Dow's Indian market strategy. In fact, recently, an Indian court reissued a summons to Dow requiring Dow to explain why Union Carbide (Dow) has refused to appear in criminal proceedings. Union Carbide (Dow) faces manslaughter charges arising from the 1984 Bhopal gas leak from their plant which killed at least 23,000 people. Records show that Union Carbide stored bulk quantities of hazardous methyl isocyanate in Bhopal without equipping the plant with required safety features.

In 1988, an Indian court upheld the liability of Union Carbide (Dow) to pay damages for the disaster. Dow is a defendant in this action.

Studies have found toxic contaminants in soil and groundwater at the former plant site. Dow is also a defendant in Indian litigation concerning remediation of this ongoing contamination. The Indian Ministry of Law concluded that, "irrespective of the manner in which [Union Carbide] has merged or has been acquired by Dow Chemicals, if there is any legal liability, it would have to be borne by Dow".

In 2012, the Bhopal disaster caused Dow reputational damage via its Olympics sponsorship. Governance Metrics International, an independent corporate governance research and ratings agency, called the resulting press "disastrous". London's City Hall resolved that Dow's sponsorship had "caused damage to the reputation of the London Olympic and Paralympic Games." They said Olympic organizing committees "should consider the environmental, social, ethical and human rights records of companies when awarding high profile partnership and sponsorship deals."

India's specialty chemical sector is expected to become the 4th largest global market this decade. Dow's inability to resolve the Bhopal disaster continues to materially damage Dow's Indian current business opportunities and potential growth prospects in India.

RESOLVED: Shareholders request that our Company prepare a report to shareholders by September 2014, at reasonable cost and excluding confidential information, assessing the short and long term financial, reputational and operational impacts that the legacy of the Bhopal disaster may, if left unresolved, reasonably have on Dow's Indian and global business opportunities, and reporting on any actions Dow intends to take to reduce such impacts.

Calvert INVESTMENTS

4550 Montgomery Avenue, Bethesda MD 20814
301.951.4800 / www.calvert.com

November 25, 2013

Received

NOV 26 2013

C.J. Kalil
Legal Department

Charles A. Kalil
General Counsel, Corporate Secretary, and Executive Vice President
Office of the Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Mr. Kalil:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of November 22, 2013, Calvert had over $12.8 billion in assets under management.

The Calvert VP SRI Large Cap Value Portfolio, Calvert VP S&P 500 Index Portfolio, Calvert Large Cap Value Fund, and Calvert Equity Income Fund ("Funds") are each the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, each Fund has held the securities continuously for at least one year, and each Fund intends to continue to own the requisite shares in the Company through the date of the 2014 annual meeting of shareholders.

We are notifying you, in a timely manner that the Funds are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed requesting that The Dow Chemical Company and Board of Directors prepare a report to shareholders by September 30, 2014, at reasonable cost and excluding confidential information, assessing the short or long-term financial, reputational and operational impacts that the legacy of Bhopal may, if left unresolved, reasonably have on Dow's business in India and worldwide, and reporting on any actions Dow intends to take to reduce such impacts.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Gabriel Thoumi, CFA, at (301) 961-4759, or contact him via email at gabriel.thoumi@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Secretary, Calvert Social Index Series, Inc., Calvert Variable Products, Inc., and Calvert SAGE Fund
Assistant Vice President and Deputy General Counsel, Calvert Investment Management, Inc.

Enclosures:

STATE STREET.

Investment Services
P.O. Box 5607
Boston, MA 02110

November 22, 2013

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 21, 2013 the Calvert Funds listed below held the indicated amount of shares of the stock of Dow Chemical Co (Cusip 260543103). Also the funds held the amount of shares indicated continuously since 11/15/2012.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 11/21/2013	Shares Held Since 11/15/2012
D888	CALVERT VP SRI LARGE CAP VALUE PORTFOLIO	260543103	DOW CHEMICAL CO.	74,400	74,400
D894	CALVERT VP S&P 500 INDEX PORTFOLIO	260543103	DOW CHEMICAL CO.	25,715	25,715
D8A9	CALVERT LARGE CAP VALUE FUND	260543103	DOW CHEMICAL CO.	50,100	47,300
D8B6	CALVERT EQUITY INCOME FUND	260543103	DOW CHEMICAL CO.	10,600	4,600

Please feel free to contact me if you need any further information.

Sincerely,

Brian McAnern
Assistant Vice President
State Street Bank and Trust Company

Limited Access

WHEREAS:

According to McKinsey on Chemicals Winning in India: The specialty-chemicals opportunity (2012), India's specialty-chemical sector is expected to grow 13% to 17% annually from 2010 to 2020 becoming the 4th largest specialty-chemical market in the world with an expected size of $80 to $100 billion.

Dow Chemical ("Dow") continues to experience significant business risks in India associated with the ongoing controversy over the Union Carbide Bhopal, India tragedy. Dow's acquisition of Union Carbide in 2001 has made it the focus of legal and campaign actions by both survivors and the Indian government.

This has significantly affected business opportunities in India, undermining Dow's ability to enter this market. In July 2013, a Bhopal court reissued a summons to Dow's offices in Michigan, requiring Dow to explain why Union Carbide has refused to appear in criminal proceedings. Union Carbide faces manslaughter charges arising from a 1984 gas leak from a Union Carbide plant in Bhopal, India which killed at least 7,000 people within days and at least 15,000 more in the following years. Records show that Union Carbide had stored bulk quantities of hazardous methyl isocyanate in Bhopal without equipping the plant with corresponding safety features.

In 1988, an Indian court upheld the liability of Union Carbide to pay damages for the disaster. Civil claims originally settled by Union Carbide in 1989 were reopened by the Indian government, which seeks additional compensation that could total over US$1 billion. Dow is a defendant in this action.

Studies have found toxic contaminants and heavy metals in soil and groundwater at the former Union Carbide site. Dow is also a defendant in Indian litigation concerning remediation of this ongoing contamination. The Indian Ministry of Law concluded that, "irrespective of the manner in which [Union Carbide] has merged or has been acquired by Dow Chemicals, if there is any legal liability, it would have to be borne by Dow".

In 2012, the Bhopal entanglement caused Dow reputational damage via its Olympics sponsorship. Governance Metrics International, an independent corporate governance research and ratings agency, called the resulting press "disastrous". London's City Hall resolved that Dow's sponsorship had "caused damage to the reputation of the London 2012 Olympic and Paralympic Games." They said Olympic organizing committees "should consider the environmental, social, ethical and human rights records of companies when awarding high-profile partnership and sponsorship deals."

India's specialty-chemical sector is expected to become the 4th largest market in the world. Association with the Bhopal disaster may continue to materially damage Dow's business opportunities and growth prospects in India.

The Dow Chemical Company
Midland, Michigan 48674
USA

December 9, 2013

VIA OVERNIGHT DELIVERY
Mr. Gabriel Thoumi
Calvert Investments, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

Dear Mr. Thoumi:

I am writing on behalf of The Dow Chemical Company (the "Company"), which received on November 26, 2013, the stockholder proposal (the "Proposal") that you submitted on behalf of several Calvert Investments, Inc. funds (together, the "Proponent").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(d) requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. The Proposal, including the supporting statement, exceeds 500 words. In reaching this conclusion, we have counted symbols such as dollar and percent signs as words and have counted numbers and acronyms as multiple words. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent receives this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by facsimile to me at (989) 638-1740.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For reference, I enclose a copy of Rule 14a-8.

Sincerely,

Amy E. Wilson
Assistant Secretary and
Senior Managing Counsel

Enclosure

cc: Ivy Wafford Duke

Calvert
INVESTMENTS

4550 Montgomery Avenue Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 17, 2013

VIA FACSIMILE AND OVERNIGHT MAIL

Amy E. Wilson
Assistant Secretary and Senior Managing Counsel
Office of the Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Dear Ms. Wilson:

In response to your request received by Calvert on December 9, 2013, please see the enclosed resolution draft which has less than 500 words and symbols. The proposal does not exceed the required 500 word and symbol maximum. If you have any further questions, please direct any correspondence to Gabriel Thoumi, CFA, at (301) 961-4759, or contact him via email at gabriel.thoumi@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke, Esq.
Assistant Secretary, Calvert Social Index Series, Inc., Calvert Variable Products, Inc., and Calvert SAGE Fund
Assistant Vice President and Deputy General Counsel, Calvert Investment Management, Inc.

Enclosures:

Resolution text

Cc: Bennett Freeman, SVP, Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, VP, Shareholder Advocacy, Calvert Investment Management, Inc.
Gabriel Thoumi, CFA, Sr. Sustainability Analyst, Calvert Investment Management, Inc.

WHEREAS: McKinsey on Chemicals Winning in India: The specialty-chemicals opportunity, states India's specialty chemical sector is expected to grow 17% annually this decade becoming the 4th largest global market with an expected size of $100 billion.

Dow Chemical (Dow) continues to experience material business risks in India associated with the ongoing controversy over the Union Carbide Bhopal India tragedy. Dow acquired Union Carbide in 2001 making Dow the focus of legal actions by survivors and the Indian government.

This has significantly affected Dow's business opportunities in India, undermining Dow's Indian market strategy. In fact, recently, an Indian court reissued a summons to Dow requiring Dow to explain why Union Carbide (Dow) has refused to appear in criminal proceedings. Union Carbide (Dow) faces manslaughter charges arising from the 1984 Bhopal gas leak from their plant which killed at least 23,000 people. Records show that Union Carbide stored bulk quantities of hazardous methyl isocyanate in Bhopal without equipping the plant with required safety features.

In 1988, an Indian court upheld the liability of Union Carbide (Dow) to pay damages for the disaster. Dow is a defendant in this action.

Studies have found toxic contaminants in soil and groundwater at the former plant site. Dow is also a defendant in Indian litigation concerning remediation of this ongoing contamination. The Indian Ministry of Law concluded that, "irrespective of the manner in which [Union Carbide] has merged or has been acquired by Dow Chemicals, if there is any legal liability, it would have to be borne by Dow".

In 2012, the Bhopal disaster caused Dow reputational damage via its Olympics sponsorship. Governance Metrics International, an independent corporate governance research and ratings agency, called the resulting press "disastrous". London's City Hall resolved that Dow's sponsorship had "caused damage to the reputation of the London Olympic and Paralympic Games." They said Olympic organizing committees "should consider the environmental, social, ethical and human rights records of companies when awarding high profile partnership and sponsorship deals."

India's specialty chemical sector is expected to become the 4th largest global market this decade. Dow's inability to resolve the Bhopal disaster continues to materially damage Dow's Indian current business opportunities and potential growth prospects in India.

RESOLVED: Shareholders request that our Company prepare a report to shareholders by September 2014, at reasonable cost and excluding confidential information, assessing the short and long term financial, reputational and operational impacts that the legacy of the Bhopal disaster may, if left unresolved, reasonably have on Dow's Indian and global business opportunities, and reporting on any actions Dow intends to take to reduce such impacts.